UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                       INNOVO GROUP INC.
                        (Name of Issuer)

             Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                            457954600
                         (CUSIP Number)

                      Samuel J. Furrow, Jr.
                        Innovo Group Inc.
                    5804 East Slauson Avenue
                   Commerce, California  90040
                         (323) 725-5516
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 13, 2004
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

                        Page 1 of 9 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          COMMERCE INVESTMENT GROUP, LLC
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          California
                    7    Sole Voting Power
 Number of                    1,721,550
    Shares
Beneficially        8    Shared Voting Power
 Owned By                         0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     1,721,550
    With
                    10   Shared Dispositive Power
                                  0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         1,721,550
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                            [X]
13   Percent of Class Represented By Amount in Row (11)
                         5.90%
14   Type of Reporting Person (See Instructions)
          OO
                        Page 2 of 9 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          AZTECA PRODUCTION INTERNATIONAL, INC.
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          California
                    7    Sole Voting Power
 Number of                    3,825,000
    Shares
Beneficially        8    Shared Voting Power
 Owned By                        0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     3,825,000
    With
                    10   Shared Dispositive Power
                                 0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         3,825,000
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                            [X]
13   Percent of Class Represented By Amount in Row (11)
                         13.12%
14   Type of Reporting Person (See Instructions)
          OO

                        Page 3 of 9 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          HUBERT GUEZ
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          UNITED STATES
                    7    Sole Voting Power
 Number of                    2,656,828
    Shares
Beneficially        8    Shared Voting Power
 Owned By                        0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     2,656,828
    With
                    10   Shared Dispositive Power
                                 0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         2,656,828
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                         [X]
13   Percent of Class Represented By Amount in Row (11)
                         9.11%
14   Type of Reporting Person (See Instructions)
          IN
                        Page 4 of 9 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          PAUL GUEZ
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          UNITED STATES
                    7    Sole Voting Power
 Number of                    4,649,336
    Shares
Beneficially        8    Shared Voting Power
 Owned By                        0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     4,649,336
    With
                    10   Shared Dispositive Power
                                 0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                         4,649,336
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                         [X]
13   Percent of Class Represented By Amount in Row (11)
                         15.94%
14   Type of Reporting Person (See Instructions)
          IN

                        Page 5 of 9 Pages

This Amendment No. 7 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Innovo Group, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D, dated November 30, 2000 (the "Initial Statement") and Amendment No. 1 to Schedule 13D, dated July 11, 2003 and filed on October 29, 2003 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated September 18, 2003 and filed on December 18, 2003, ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated September 18, 2003 and filed on January 20, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, dated March 5, 2004 and filed on March 9, 2004 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated April 2, 2004 and filed on April 28, 2004 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D, dated April 29, 2004 and filed on May 11, 2004 ("Amendment No. 6") filed by the Reporting
Persons  (as  defined herein).  Capitalized terms  used  but  not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.    Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)  Commerce Investment Group, LLC ("Commerce");

          ii)  Azteca Production International, Inc. ("Azteca")

         iii)  Mr. Hubert Guez ("Mr. Hubert Guez"); and

          iv)  Mr. Paul Guez ("Mr. Paul Guez").

     This Statement relates to the Shares held for the accounts of Commerce, Azteca, S.H.D. Investments, LLC, a California limited liability company ("SHD"), Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"), and Mr. Hubert Guez.

Item 5.        Interest in Securities of the Issuer.

         On May 11, 2004, Mr. Paul Guez, on behalf of Commerce, commenced a series of certain sales of Shares of stock of the Issuer. The sale of these Shares resulted in the change in more than 1% of the Shares held by Commerce prior to the commencement of the sales. As a result of these sales and in order to comply with the Securities Exchange Act of 1934, as amended, the Reporting Persons wish to reflect these changes herein.

         As a result, the text of Item 5 of Amendment No. 6 is deleted in its entirety and is replaced with the following:

         The Reporting Persons have been informed by the Issuer that there were 29,161,350 Shares outstanding as of May 6, 2004.

          (a) (i) Commerce may be deemed the beneficial owner of 1,721,550 Shares (approximately 5.90% of the total number of Shares outstanding assuming the exercise of warrants held for its account). This number consists of A) 1,421,550 Shares held for its account, and B) 300,000 Shares issuable upon the exercise of warrants held for its account. Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the following Shares on behalf of Commerce: A) 707,928 Shares held for the account of Commerce and B) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce. Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the following Shares on behalf of
Commerce: A) 713,622 Shares held for the account of Commerce.

                        Page 6 of 9 Pages

               (ii) Azteca may be deemed the beneficial owner of 3,825,000 Shares (approximately 13.12% of the total number of Shares outstanding). This number consists of A) 1,625,000 Shares held for its account of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca, and B) 2,200,000 Shares held for its account of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca.

               (iii) Mr. Hubert Guez may be deemed the beneficial owner of 2,656,828 Shares (approximately 9.11% of the total number of Shares outstanding and assuming the exercise of warrants held for the account of Commerce). This number consists of A) 23,900 Shares held for his personal account, B) 707,928 Shares held for the account of Commerce, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, C) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and D) 1,625,000 Shares held for the account of Azteca, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

               (iv)Mr. Paul Guez may be deemed the beneficial owner of 4,649,336 Shares (approximately 15.94% of the total number of Shares outstanding). This number consists of A) 285,714 Shares held for the account of SHD, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, B) 2,200,000 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, C) 1,450,000 Shares held for the account of Integrated, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and D) 713,622 Shares held for the account of Commerce, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

          (b) (i) Commerce, through Mr. Hubert Guez, may be deemed to have sole power to direct the voting and disposition of the 1,007,928 Shares held for its account (assuming the exercise of warrants held for the account of Commerce) and through Mr. Paul Guez, may be deemed to have sole power to direct the voting and disposition of the 713,622 Shares held for its account

                (ii) Azteca, through Mr. Paul Guez, may be deemed to have sole voting power to direct the voting and disposition of 2,200,000 Shares held for its account and through Mr. Hubert Guez, may be deemed to have the sole voting and disposition of the 1,625,000 Shares held for its account.

                (iii) Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the A) 23,900 Shares held for his personal account, B) 1,007,928 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce) and C) 1,625,000 Shares held for the account of Azteca.

                (iv) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the A) 2,200,000 Shares held for the account of Azteca; B) 285,714 Shares held for the account of SHD, C) 1,450,000 Shares held for the account of Integrated, and D) 713,622 Shares held for the account of Commerce.

                        Page 7 of 9 Pages

     (c) The following transactions in Common Stock were effected by Mr. Paul Guez, on behalf of Commerce's Shares that he may deem to have the sole power to direct the voting and disposition of, and are noted below since the most recent filing on Schedule 13D. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares since the date of the last filing on Schedule 13D by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 745,922 Shares held for the account of Commerce.

    Date     Number of Shares   Transaction    Price per Share
    5/11/04       13,500          Sale             $1.18
    5/11/04        3,800          Sale             $1.17
    5/13/04       14,700          Sale             $1.18
    5/13/04          300          Sale             $1.19
                  ------
    TOTAL         32,300
                  ------
                  ------

          (d) (i) The shareholders of Commerce, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Commerce in accordance with their ownership interests in Commerce.

                (ii) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca in accordance with their ownership interests in Azteca.

                 (iii) The shareholders of Integrated, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated in accordance with their ownership interests in Integrated.

                (iv) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of SHD in accordance with their ownership interests in SHD.


          (e)  Not Applicable.

                        Page 8 of 9 Pages

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 18, 2004                COMMERCE INVESTMENT GROUP, LLC


                                  By: /s/ Paul Guez
                                     --------------
                                     Paul Guez
                                     Co-owner

Date: May 18, 2004                AZTECA PRODUCTION
                                  INTERNATIONAL, INC.


                                  By: /s/ Hubert Guez
                                     ----------------
                                     Hubert Guez
                                     Joint-owner

Date: May 18, 2004                HUBERT GUEZ


                                  /s/ Hubert Guez
                                  ---------------
                                  Hubert Guez

Date: May 18, 2004                PAUL GUEZ


                                  /s/ Paul Guez
                                  -------------
                                  Paul Guez

                        Page 9 of 9 Pages
</END>